Exhibit 99.1

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Financial Statements

As of September 30, 2015

Unaudited

F-1

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Financial Statements

As of September 30, 2015

Unaudited

INDEX

Page
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Condensed Consolidated Interim Balance Sheets	F-3 - F-4
Condensed Consolidated Interim Statements of Comprehensive Income	F-5
Condensed Consolidated Interim Statements of Cash Flows	F-6 - F-7
Notes to Condensed Consolidated Interim Financial Statements	F-8 - F-18

F-2

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Balance Sheets (Unaudited)

	September 30,	December 31,
	2015	2014
	(U.S. dollar in thousands)
	Restated
		Audited
ASSETS
CURRENT ASSETS:
Cash (VIE - $601 thousand, and $856 thousand as of September 30, 2015 and December 31, 2014, respectively)	17,096	11,709
Restricted deposits	317	487
Accounts receivable (VIE - $597 thousand and $0 thousand as of September 30, 2015 and December 31, 2014, respectively)	7,322	48
Loans to related company	703	709
Due from shareholders	520	-
Other current assets (VIE - $161 thousands and $460 thousand as of September 30, 2015 and December 31, 2014, respectively)	450	632
Total Current Assets	26,408	13,585

NON-CURRENT ASSETS:
Other assets	260	158
Property and equipment, net	802	712
Total Non-Current Assets	1,062	870
Total Assets	27,470	14,455

The accompanying notes are an integral part of the consolidated financial statements.

F-3

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Balance Sheets (Unaudited)

	September 30,	December 31,
	2015	2014
	(U.S. dollar in thousands)
	Restated
		Audited
LIABILITIES & SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	86	848
Accounts payable and accrued expenses	426	70
Income tax payable	3,761	191
Deferred income tax	477	423
Other accounts payable	22	229
Accrued expenses and accounts payable with respect to Projects (VIE - $457 thousand and $182 thousand as of September 30, 2015 and December 31, 2014, respectively)	8,243	3,882
Due to shareholders	-	21
Dividend payables	-	1,163
Progress payments in excess of accumulated costs with respect to Projects (VIE - $0 thousand and $503 thousand as of September 30, 2015 and December 31, 2014, respectively)	3,433	5,646
Total Current Liabilities	16,448	12,473

NON-CURRENT LIABILITIES:
Other long term payables	260	158
Accrued severance pay	155	99
Total Non-Current Liabilities	415	257
Total Liabilities	16,863	12,730

SHAREHOLDERS' EQUITY:
170,000 ordinary shares authorized, 122,000 of NIS1 ($0.3) par value, issued and outstanding	35	35
Retained earnings (VIE - $902 thousand and $631 thousand as of September 30, 2015 and December 31, 2014, respectively)	10,572	1,690
Total Shareholders' Equity	10,607	1,725

Total Liabilities and Shareholders' Equity	27,470	14,455

The accompanying notes are an integral part of the consolidated financial statements.

F-4

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)

	Nine-month period ended
	September 30, 2015	September 30, 2014
	(U.S. dollar in thousands)
	Restated

Revenues	50,184	19,750
Cost of revenues	27,949	12,424
Gross profit	22,235	7,326
Sales and marketing expenses	2,865	2,518
General and administrative expenses	1,058	302
Operating income	18,312	4,506
Finance expenses (income), net	42	(75)
Income before income tax	18,270	4,581
Income tax	3,137	1,169
Net and comprehensive income	15,133	3,412

The accompanying notes are an integral part of the consolidated financial statements.

F-5

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	Nine-month period ended
	September 30, 2015	September 30, 2014
	(U.S. dollar in thousands)
	Restated

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	15,133	3,412

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	76	103
Capital loss	18	-
Changes in operating assets and liabilities:
Restricted deposits	170	(399)
Accounts receivable	(7,274)	(461)
Deferred tax	54	938
Other current assets	182	123
Accrued payroll and other compensation related accruals	(762)	448
Accounts payable and accrued expenses	356	(34)
Income tax payable	2,338	(85)
Other accounts payable	(219)	(138)
Accrued expenses and accounts payable with respect to Projects	4,361	601
Due from/to shareholders	(541)	52
Progress payments in excess of accumulated costs with respect to Projects	(2,213)	874
Accrued severance pay	56	(6)
Total Adjustments	(3,398)	2,016
Net Cash provided by Operating Activities	11,735	5,428

The accompanying notes are an integral part of the consolidated financial statements.

F-6

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	Nine-month period ended
	September 30, 2015	September 30, 2014
	(U.S. dollar in thousands)
	Restated

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(399)	(115)
Proceeds from sale of property and equipment	215	-
Loans to related company	-	(342)
Net Cash used in Investing Activities	(184)	(457)

CASH FLOWS FROM FINANCING ACTIVITIES:
Income tax paid on behalf of the shareholders	-	(94)
Dividends paid	(6,164)	(644)
Net Cash Used in Financing Activities	(6,164)	(738)
Net Change In Cash	5,387	4,233
CASH AT BEGINNING OF THE PERIOD	11,709	376

CASH AT END OF THE PERIOD	17,096	4,609

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Nine-month period ended
	September 30, 2015	September 30, 2014
	(U.S. dollar in thousands)

Cash paid:
Interest and banks' charges	22	24
Income tax	353	284

The accompanying notes are an integral part of the consolidated financial statements.

F-7

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 1 - General:

a.	Ability Computer & Software Industries Ltd. (the “Company”), a privately held Israeli corporation, incorporated in 1994, together with Ability Security Systems Ltd. (“ASM”) (for the purpose of these consolidated financial statements the “Group”) provide advanced interception, monitoring and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. The Group provides innovative tailored solutions, with lean and flexible processes that enable short sale cycles and fast delivery.

Certain solutions in certain countries are subject to the Israeli Control Order of Commodities and Services - 1974, and the Israeli Control Order Regarding the Engagement in Encryption Items -1998 regulated under the Encryptions export Control Department in the Israeli Ministry of Defense (“IMOD”), other solutions sold through ASM are subject to Defense Export Control Law - 2007 regulated under DECA (Defense Export Control Agency in IMOD). ASM is an Israeli corporation registered with DECA as a certified exporter, wholly owned by an Israeli individual, that his other wholly owned Israeli corporation also provides consultation services to the Company and to ASM. The parties (The Company, ASM and the Israeli individual) are interested in a mutually beneficial commercial relationship based on their complementary skills, commercial connections, experience and capabilities in pursuing business opportunities in the field of DECA controlled products, whereby the Company contributes the substantial business efforts while ASM is responsible mainly for the regulated. These activities are governed by a long-term agreement ("JV Agreement") and can be terminated and/or transferred to the Company full ownership at any time, subject to the Company’s exclusive discretion as detailed in the JV agreement. The Company and its shareholders were significantly involved in the redesign of ASM operations, in such manner that in essence, the operations are conducted in favor of only the Company (ASM has no other activities other than on behalf of the Company). Moreover, According to the JV Agreement, ASM shall negotiate and determine any project terms and sign contracts with the clients - all with a full transparency, coordination and advance consent from the Company, as applicable. Therefore the Company has the power to govern ASM's operations through its consent provision of any new client which ASM wishes to accept. The Company is entitled to all, but 3% commission (the return that ASM shareholder is entitled to as a service provider) of ASM's results which are transferred to the Company, and is fully responsible to indemnify ASM for any losses incurred as part of their joint operations (ASM's shareholder does not have the obligation to absorb its losses) or any negative consequences with respect to the performance of a project.

F-8

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 1 - General (CONT.):

When the activities of ASM commenced (following the JV agreement) it did not have equity at risk (no equity and no subordinated loans). All the equity that ASM has achieved is based on the transactions which involved the Company. There are no restrictions on ASM's assets. Any required financial guarantees are provided by the Company.

Given the Company’s exposure and rights to the outcome of its operations among other factors described above, the Company concluded that ASM is a variable interest entity (“VIE”) and that the Company is its primary beneficiary. Therefore, the consolidated financial statements include the financial information of the two entities.

On September 6, 2015, Cambridge Capital Acquisition Corporation (“Cambridge”), a public company traded on NASDAQ, Cambridge Holdco Corp., Cambridge’s wholly-owned subsidiary (“Holdco”), the Company and the Company's shareholders entered into an Agreement and Plan of Reorganization (the “Merger Agreement” or “Merger”).

b.	The Merger Agreement provides for (i) the merger of Cambridge with and into Holdco, with Holdco surviving and becoming a new public company and (ii) the subsequent exchange of 100% of the ordinary shares of the Company by its shareholders for ordinary shares of Holdco. Under the Merger Agreement, the Company’s shareholders will receive their pro rata portion of: (i) 17,173,267 ordinary shares of Holdco; (ii) $18,150,000 in cash; and (iii) an additional number of ordinary shares of Holdco to be issued upon and subject to the Company achieving certain net income targets following the share exchange, as describe below. Of the shares to be issued, 16,693,267 ordinary shares will be issued to the Company’s shareholders (of which 480,000 will be placed in escrow to be used as consideration for the purchase of ASM) and 480,000 shares will be issued to Migdal Underwriting and Business Initiatives Ltd.

The Company’s shareholders will be entitled to receive additional payments of Holdco shares based on the Company achievement of specified net income targets in the fiscal years ending December 31, 2015, 2016, 2017 and 2018.

Under the Merger Agreement, each of the Company’s shareholders shall have the right, on one occasion during the 90 day period following the second anniversary of the closing of the merger, to put to Holdco all or part of his pro rata portion of 1,173,267 ordinary shares of Holdco he receives in the share exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $10.10 per share plus (2) his pro rata portion of interest, if any, and subject to the pre-ruling granted by the Israel Tax Authority, as generated in the put option escrow account as described below. $11,850,000 shall be deposited into an escrow account, referred to as the put option escrow account, by Holdco at closing of the merger to fund the payment of the purchase price for the put if it is exercised.

F-9

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 1 - General (CONT.):

The Company will declare and pay a dividend to the Company’s shareholders of $11 million prior to the closing of the merger, which dividend shall be paid from the retained earnings of the Company.

Upon the consummation of the transactions described herein, assuming approval of Cambridge shareholders at a special meeting to be called for such purpose, Holdco will be the new public entity and will change its name to a name to be determined by the parties prior to closing.

The Company may terminate the agreement if Cambridge does not have $40 million available from this trust after giving effect to payments that Cambridge would be required to make to converting shareholders and payments of transaction expenses, and other fees and expenses incurred by both Cambridge and the Company.

The transactions are expected to be consummated in the fourth quarter of 2015 after the required approval by the shareholders of Cambridge and the fulfillment of certain other conditions, all as described herein and in the merger agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	The condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements. Accordingly, they do not contain all information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements. In the opinion of the Group’s management, the accompanying unaudited condensed consolidated interim financial statements contain all the adjustments necessary (consisting only of normal recurring accruals) to present the financial position of the Company as of September 30, 2015 and the results of operations and cash flows for the periods presented. The results of operations for the periods presented are not necessarily indicative of the operating results for the full respective fiscal years or any future period.

These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2014 issued on August 20, 2015, which were restated and reflected as comparative information in the audited consolidated financial statements and notes thereto as of December 31, 2015, issued on May 1, 2016 within Form 20-F of Ability Inc.

F-10

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

b.	Subsequent events:

In connection with the preparation of the condensed consolidated interim financial statements and in accordance with authoritative guidance for subsequent events, the Group evaluated subsequent events after the recent balance sheet date through November 17, 2015, the date on which the condensed consolidated interim financial statements were initially issued.

c.	Principles of consolidation:

As mentioned in note 1, the condensed consolidated interim financial statements include the accounts of the Company and ASM. All intercompany accounts and transactions have been eliminated in consolidation.

d.	Revenue recognition:

The Group generates revenues from sales of products, which include hardware, software, connection to supportive infrastructure, integration services, training and warranty. The Group sells its products (the "Products") and provides services (the "Services") directly to end users and resellers and also participates as a subcontractor of prime contractors in joint projects and as a prime contractor in projects with resellers (the "Projects").

When a sale arrangement contains multiple elements, the Group allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Group establishes VSOE of selling price using the price charged for a deliverable when sold separately. When VSOE cannot be established, the Group attempts to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Group’s go-to-market strategy typically differs from that of its peers and its offerings contains a significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Group is unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, the Group is typically not able to determine TPE. The best ESP is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Group offers its products. The determination of ESP is based on applying significant judgment to weigh such factors.

F-11

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

d.	Revenue recognition (cont.):

Products and Services:

Revenues from sales of Products are recognized when the Group has delivered the Products to the customer and retained final acceptance, the revenue can be reliably measured and collectability of the receivables is reasonably assured.

Revenues from sales of Services are recognized ratably in the accounting period in which the services rendered (connection to supportive infrastructure is generally over one year).

The Group provides a one year warranty for the majority of its Products. Based on the Group's experience the provision is deminimis.

Projects:

Revenues from Projects are recognized using the completed-contract method to determine the appropriate.

Amount in a given period, as the Group is unable to produce reasonably dependable estimates due to involvement of many subcontractors and lack of transparency of prime contractors' progress.

Under the completed-contract method, costs are accumulated on the balance sheet until the contract is completed or substantially completed. Similarly, amounts billed to customers are also deferred until the contract is completed or substantially completed. To the extent that the amount of accumulated costs exceeds the amount of advance (or progress) payments received or billed by the Group, the excess should be reflected on the balance sheet as a current asset, separated from inventory. To the extent that the amount of advance (or progress) payments received or billed by the Group exceeds the amount of accumulated costs, the excess is reflected as a liability on the balance sheet.

In instances where revenues are derived from sales of third-party vendors' products or services and the Group is a principal in the transactions, revenues are recognized on a gross basis and the related costs are recognized within cost of revenues.

e.	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

F-12

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

f.	Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an arms’ length transaction between willing market participants at the measurement date. The applicable financial accounting rules establish a hierarchy for inputs used in measuring fair

Value. The hierarchy is divided into three levels based on the reliability of inputs:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Group has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group’s financial assets and liabilities as of September 30, 2015 and December 31, 2014 are measured based on Level 1 inputs.

F-13

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 3 - RESTATEMENT OF THE previously issued CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTs:

The condensed consolidated interim financial statements as of September 30, 2015 and December 31, 2014 and for the nine-month periods ended on September 30, 2015 and 2014, respectively, have been restated to reflect correction of errors with respect to: previously unrecognized commissions due to a vendor on revenues that were recognized in 2015, 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in 2015, 2014, 2013 and 2012, and; previously unrecognized commissions due to a third party on cost of revenues that were recognized in 2015 and 2014:

Statements of Comprehensive Income (unaudited) for the:

	Nine-month period ended September 30, 2015
	Previously reported	Adjustments	Restated
	(U.S. dollar in thousands)

Revenues	51,689	(1,505)	50,184
Cost of revenues	27,609	340	27,949
Gross profit	24,080	(1,845)	22,235
Sales and marketing expenses	2,420	445	2,865
General and administrative expenses	1,058	-	1,058
Operating income	20,602	(2,290)	18,312
Finance expenses	42	-	42
Income before income tax	20,560	(2,290)	18,270
Income tax expenses	3,277	(140)	3,137
Net and comprehensive income	17,283	(2,150)	15,133

	Nine-month period ended September 30, 2014
	Previously reported	Adjustments	Restated
	(U.S. dollar in thousands)

Revenues	20,680	(930)	19,750
Cost of revenues	12,797	(373)	12,424
Gross profit	7,883	(557)	7,326
Sales and marketing expenses	2,323	195	2,518
General and administrative expenses	302	-	302
Operating income	5,258	(752)	4,506
Finance income	(75)	-	(75)
Income before income tax	5,333	(752)	4,581
Income tax expenses	1,357	(188)	1,169
Net and comprehensive income	3,976	(564)	3,412

F-14

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 3 - RESTATEMENT PREVIOUS FINANCIAL STATEMENTS (CONT.)

Balance Sheets as of (affected line items only):

	September 30, 2015
	Previously reported	Adjustments	Restated
	(Unaudited - U.S. dollar in thousands)

Income tax payable	4,078	(317)	3,761

Deferred income tax	551	(74)	477

Accrued expenses and accounts payable with respect to Projects	7,324	919	8,243

Progress payments in excess of accumulated costs with respect to projects	1,058	2,375	3,433

Shareholders' Equity	13,510	(2,903)	10,607

	December 31, 2014
	Previously reported	Adjustments	Restated
	(Audited - U.S. dollar in thousands)

Income tax payabled	310	(119)	191

Deferred income tax	555	(132)	423

Accrued expenses and accounts payable with respect to Projects	3,568	314	3,882

Progress payments in excess of accumulated costs with respect to projects	4,956	690	5,646

Shareholders' Equity	2,478	(753)	1,725

F-15

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 4 - Related Parties:

a.	One of the Company's shareholders owns 100% of Alan Ltd. ("Alan") which holds a 60% interest in Active Intelligence Labs Ltd. (Israel) (“AIL”). The Company purchased products which are integrated into its innovative tailored solutions aggregated to $420 thousand and $780 thousand from AIL during the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively.

In 2014 and 2013 the Company granted Alan loans aggregated to $555 thousand and $205 thousand, respectively. The loans bear an annual interest of 3.3% linked to the Israeli consumer price index. The loans will be repaid prior to consummation of the merger described above.

b.	In 2011, the Company declared dividends of 10,760 thousand ($2,833 thousand) New Israeli Shekels ("NIS") of which 15% income tax were withheld (the "Net Amount") and NIS1,140 thousand ($300 thousand) and NIS474 thousand ($125 thousand) paid to the Israeli Tax Authorities in 2013 and 2014, respectively. NIS894 thousand ($197 thousand), NIS1,379 thousand ($231 thousand), NIS2,350 thousand ($817 thousand) and NIS4,523 thousand ($1,163 thousand) of the Net Amount were paid to the shareholders up to 2012, in 2013, 2014 and 2015, respectively.

Additionally, in the second quarter of 2015, the Company declared dividends of NIS23,560 thousand ($6,251 thousand) of which 20% income tax were withheld and outstanding as of September 30, 2015, while the net amounts were paid to the shareholders.

c.	The Company have no valid employment agreements with its shareholders who also act as the Company’s executive officers.

The executive officers compensations' related expenses in the nine-month periods ended September 30, 2015 and 2014, amounted to NIS345 thousand ($89 thousand) and NIS303 thousand ($87 thousand), respectively.

Subject to consummation of the Merger as described above, the Company will enter into an employment agreement with its executive officers. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to each employment agreements, the executive’s gross salary shall be NIS 120,000 ($30,800) per month commencing January 1, 2016. Each executive is also entitled to receive social benefits.

Each employment agreement provides that the executive shall be entitled to receive an annual performance bonus of up to NIS 360,000 ($92,400) based on annual performance goals agreed upon by the Company and the executive. Each employment agreement may be terminated by the Company or the executive upon 120 days prior written notice, in which case, the executive shall be entitled to receive salary and benefits during such 120 days provided and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight month period. In addition, the Company, by resolution of its board of directors, may terminate the employment agreements at any time by written notice with cause (as defined in the employment agreements).

F-16

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 5 - Progress payments in excess of accumulated costs with respect to Projects:

	September 30, 2015	December 31, 2014
	(U.S. dollar in thousands)
	Unaudited	Audited
	Restated

Advance payments from customers	5,010	16,685
Prepaid expenses	(1,577)	(11,039)
	3,433	5,646

NOTE 6 - Other:

a.	Litigations:

i.	The Company, its shareholders and a third party entered into an arbitration process in January 2015, following a claim filed with the Tel Aviv Magistrate Court ("Court") in October 2014 by the third party against the Company and its shareholders (the "Respondents"), contending for entitlement of receipt of accounts and reserving the right to file a monetary claim. The ground of these legal proceedings is a memo of understanding ("MOU") signed in 2002 by the shareholders and the third party's spouse (who passed away in 2013) (the "Spouse"), whereby he transferred $150 thousand to the shareholders to import, market and sell certain products and therefore, as defined in the MOU, he is entitled to 15% of the profits derived from these products. Over the years since 2003 through 2013, the Company on behalf of its shareholders paid the Spouse amounts aggregated to NIS4,512 thousand ($1,187 thousand) which were accounted for as a transaction with shareholders and recorded directly into shareholders' equity.

In April 2015, a counter claim was submitted by the Respondents to the arbitrator contending that the Spouse received an excess amount of NIS1,213 thousand (305$ thousand) and therefore shall be returned to them.

On October 12, 2015, the third party’s representatives filed a request with the Court to nominate an arbitrator; such a request was scheduled to be discussed at the Court on January 12, 2016.

F-17

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 6 - Other (Cont.):

a.	Litigations (cont.):

The Company and its legal counsel are of the opinion that it is impossible to predict the outcome of these legal proceedings as to their preliminary stage and that the Company shall not be part of these legal proceedings as it was not a party to the MOU.

ii.	On October 27, 2015, the Company received a notice alleging that the Company’s GSM interception and decryption systems apparently fall within the claim of an Israeli patent owned by the claimants. The notice demands that the Company cease from any further use of the claimed technology and further manufacture, export, sale or marketing of the alleged infringing products. The notice also demands an accounting of all such products manufactured, exported, sold or otherwise commercialized by the Company and/or any entity on its behalf. In that regards, On November 12, 2015, a lawsuit was submitted to the Lod District Court in Israel by a company and an individual (the "Plaintiffs"), against the Company and its shareholders. The lawsuit amount for registration fee purpose is NIS5 million ($1,285 thousand), however the Plaintiffs did not specify the demanded compensation amount. Furthermore, the Plaintiffs demands to immediately cease the patent infringement as well as to cease from any further use of the claimed technology and further manufacture, export, sale or marketing of the alleged infringing products by the Company and/or its shareholders.

The Company believes the allegations in the notice and the lawsuit are without merit and intends to vigorously defend against them. The Company and its legal counsel are of the opinion that it is impossible to predict the outcome of these legal proceedings as to their preliminary stage.

iii.	On October 15, 2015 the Company was added to a derivative complaint, originally filed by a stockholder of Cambridge against Cambridge, the members of the Cambridge board and others. The complaint generally alleges, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with the Company and that the Company is aiding and abetting the Cambridge board of directors in the alleged breaches of their fiduciary duties.

The Action seeks injunctive relief, damages and reimbursement of fees and costs, among other remedies. Further, such action may cause the termination of the Merger as described above.

b.	Income tax:

Commencing on January 1, 2015, the Company has elected the “Preferred Enterprise” program under the amendment of the Israeli Law for the Encouragement of Capital Investments, 1959, whereby the Company will be subject to 9% corporate income tax rate on its Preferred Income generated at Development Area A and 16% corporate income tax rate on its Preferred Income generated at all other areas.

c.	Agreement with a Provider:

On October 20, 2015 (the ”Effective Date”), the Company entered into an agreement with an unrelated company which is a service provider and an owner and licensor of telecommunications solutions (the “Provider”). The Provider granted the Company an exclusive and non-transferable right and license for 3 years to market, promote, advertise, sell and distribute the Provider’s products directly to customers worldwide, in consideration for 50% of the Company's net income relating to those sales. The agreement determines minimum annual sales of $10 million. In case the Company does not satisfy this minimum commitment at the end of any contract year, the Company is required to pay the Provider a 15% penalty against the shortfall amount (maximum $1.5 million per year). In order to secure minimum sales and penalty, it was also agreed that the Company pays the Provider monthly payments of $125 thousand each.

d.	Other:

During the first quarter of 2015, through an internal investigation conducted by the Company, it was discovered that the Company was a victim of fraud from an outside, unrelated third party. The fraud resulted in an unauthorized outgoing transfer to the third party by the Company in the amount of $462 thousand. While the Company has reported the fraud to the police and to its bank, there can be no assurance that the funds will be recovered. Accordingly, the wire transfer amount has been recorded within general and administrative expense in the statement of comprehensive income for the nine months period ended September 30, 2015.

F-18

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Financial Statements

As of June 30, 2015

Unaudited

F-19

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Financial Statements

As of June 30, 2015

Unaudited

INDEX

Page

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Condensed Consolidated Interim Balance Sheets	F-21 - F-22
Condensed Consolidated Interim Statements of Comprehensive Income	F-23
Condensed Consolidated Interim Statements of Cash Flows	F-24 - F-25
Notes to Condensed Consolidated Interim Financial Statements	F-26 - F-34

F-20

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Balance Sheets (Unaudited)

	June 30,	December 31,
	2015	2014
	(U.S. dollar in thousands)
	Restated
		Audited
ASSETS
CURRENT ASSETS:
Cash (VIE - $550 thousand and $856 thousand as of June 30, 2015 and December 31, 2014, respectively)	19,541	11,709
Restricted deposits	452	487
Accounts receivable (VIE - $1,833 thousand and $0 thousand as of June 30, 2015 and December 31, 2014, respectively)	4,897	48
Loans to related company	739	709
Due from shareholders	119	-
Other current assets (VIE - $0 thousands and $460 thousand as of June 30, 2015 and December 31, 2014, respectively)	297	632
Total Current Assets	26,045	13,585
NON-CURRENT ASSETS:
Other assets	270	158
Property and equipment, net	853	712
Total Non-Current Assets	1,123	870
Total Assets	27,168	14,455

The accompanying notes are an integral part of the consolidated financial statements.

F-21

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Balance Sheets (Unaudited)

	June 30,	December 31,
	2015	2014
	(U.S. dollar in thousands)
	Restated
		Audited
LIABILITIES & SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	138	848
Accounts payable and accrued expenses	225	70
Income tax payable	3,340	191
Deferred income tax	477	423
Other accounts payable	47	229
Accrued expenses and accounts payable with respect to Projects (VIE - $1,563 thousand and $182 thousand as of June 30, 2015 and December 31, 2014, respectively)	9,403	3,882
Due to shareholders	-	21
Dividend payables	-	1,163
Progress payments in excess of accumulated costs with respect to Projects (VIE - $0 thousand and $503 thousand as of June 30, 2015 and December 31, 2014, respectively)	5,426	5,646
Total Current Liabilities	19,056	12,473

NON-CURRENT LIABILITIES:
Other long term payables	270	158
Accrued severance pay	105	99
Total Non-Current Liabilities	375	257

Total Liabilities	19,431	12,730

SHAREHOLDERS' EQUITY:
170,000 ordinary shares authorized, 122,000 of NIS1 ($0.3) par value, issued and outstanding	35	35
Retained earnings (VIE - $820 thousand $631 thousand as of June 30, 2015 and December 31, 2014, respectively)	7,702	1,690
Total Shareholders' Equity	7,737	1,725

Total Liabilities and Shareholders' Equity	27,168	14,455

The accompanying notes are an integral part of the consolidated financial statements.

F-22

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)

	Six-month period ended
	June 30, 2015	June 30, 2014
	(U.S. dollar in thousands)
	Restated

Revenues	41,155	15,810
Cost of revenues	23,278	9,289
Gross profit	17,877	6,521
Sales and marketing expenses	2,134	2,281
General and administrative expenses	686	209
Operating income	15,057	4,031
Finance expenses	252	48
Income before income tax	14,805	3,983
Income tax	2,542	991
Net and comprehensive income	12,263	2,992

The accompanying notes are an integral part of the consolidated financial statements.

F-23

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	Six-month period ended
	June 30, 2015	June 30, 2014
	(U.S. dollar in thousands)
	Restated

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	12,263	2,992

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	62	63
Changes in operating assets and liabilities:
Restricted deposits	35	(485)
Accounts receivable	(4,849)	(673)
Deferred tax	54	816
Other current assets	305	(125)
Accrued payroll and other compensation related accruals	(710)	694
Accounts payable and accrued expenses	155	(47)
Income tax payable	2,211	(150)
Other accounts payable	(182)	(105)
Accrued expenses and accounts payable with respect to Projects	5,521	1,111
Due from/to shareholders	(140)	11
Progress payments in excess of accumulated costs with respect to Projects	(220)	(637)
Accrued severance pay	6	1
Total Adjustments	2,248	474
Net Cash provided by Operating Activities	14,511	3,466

The accompanying notes are an integral part of the consolidated financial statements.

F-24

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	Six-month period ended
	June 30, 2015	June 30, 2014
	(U.S. dollar in thousands)
	Restated

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(203)	(75)
Loans to related company	-	(384)
Net Cash Used in Investing Activities	(203)	(459)

CASH FLOWS FROM FINANCING ACTIVITIES:
Income tax paid on behalf of the shareholders	-	(62)
Dividends paid	(6,476)	(59)
Net Cash Used in Financing Activities	(6,476)	(121)
Net Change In Cash	7,832	2,886
CASH AT BEGINNING OF THE PERIOD	11,709	376
CASH AT END OF THE PERIOD	19,541	3,262

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Six-month period ended
	June 30, 2015	June 30, 2014
	(U.S. dollar in thousands)

Cash paid:
Interest and banks' charges	10	19
Income tax	204	233

The accompanying notes are an integral part of the consolidated financial statements.

F-25

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 1 - General:

Ability Computer & Software Industries Ltd. (the "Company"), a privately held Israeli corporation, incorporated in 1994, together with Ability Security Systems Ltd. ("ASM") (for the purpose of these consolidated financial statements the "Group") provide advanced interception, monitoring and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. The Group provides innovative tailored solutions, with lean and flexible processes that enable short sale cycles and fast delivery. Certain solutions in certain countries are subject to the Israeli Control Order of Commodities and Services - 1974, and the Israeli Control Order Regarding the Engagement in Encryption Items -1998 regulated under the Encryptions export Control Department in the Israeli Ministry of Defense ("IMOD"), other solutions sold through ASM are subject to Defense Export Control Law - 2007 regulated under DECA (Defense Export Control Agency in IMOD). ASM is an Israeli corporation registered with DECA as a certified exporter, wholly owned by an Israeli individual, that his other wholly owned Israeli corporation also provides consultation services to the Company and to ASM. The Company concluded that ASM is a variable interest entity (VIE) and that the Company is its primary beneficiary, given the Company's exposure and rights to the outcome of its operations among other factors. Therefore, the consolidated financial statements include the financial information of the two entities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	The condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements. Accordingly, they do not contain all information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements. In the opinion of the Group’s management, the accompanying unaudited condensed consolidated interim financial statements contain all the adjustments necessary (consisting only of normal recurring accruals) to present the financial position of the Company as of June 30, 2015 and the results of operations and cash flows for the periods presented. The results of operations for the periods presented are not necessarily indicative of the operating results for the full respective fiscal years or any future period.

These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2014 issued on August 20, 2015 which were restated and reflected as comparative information in the audited consolidated financial statements and notes thereto as of December 31, 2015, issued on May 1, 2016 within Form 20-F of Ability Inc.

F-26

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

b.	Subsequent events:

In connection with the preparation of the condensed consolidated interim financial statements and in accordance with authoritative guidance for subsequent events, the Group evaluated subsequent events after the recent balance sheet date through August 20, 2015, the date on which the condensed consolidated interim financial statements were initially issued.

c.	Principles of consolidation:

As mentioned in note 1, the condensed consolidated interim financial statements include the accounts of the Company and ASM. All intercompany accounts and transactions have been eliminated in consolidation.

d.	Revenue recognition:

The Group generates revenues from sales of products, which include hardware, software, connection to supportive infrastructure, integration services, training and warranty. The Group sells its products (the "Products") and provides services (the "Services") directly to end users and resellers and also participates as a subcontractor of prime contractors in joint projects and as a prime contractor in projects with resellers (the "Projects").

When a sale arrangement contains multiple elements, the Group allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Group establishes VSOE of selling price using the price charged for a deliverable when sold separately. When VSOE cannot be established, the Group attempts to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Group’s go-to-market strategy typically differs from that of its peers and its offerings contains a significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Group is unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, the Group is typically not able to determine TPE. The best ESP is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Group offers its products. The determination of ESP is based on applying significant judgment to weigh such factors.

Products and Services:

Revenues from sales of Products are recognized when the Group has delivered the Products to the customer and retained final acceptance, the revenue can be reliably measured and collectability of the receivables is reasonably assured.

F-27

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

d.	Revenue recognition (cont.):

Products and Services (con.):

Revenues from sales of Services are recognized ratably in the accounting period in which the services are rendered (connection to supportive infrastructure is generally over one year).

The Group provides a one year warranty for the majority of its Products. Based on the Group's experience the provision is deminimis.

Projects:

Revenues from Projects are recognized using the completed-contract method to determine the appropriate Amount in a given period, as the Group is unable to produce reasonably dependable estimates due to involvement of many subcontractors and lack of transparency of prime contractors' progress.

Under the completed-contract method, costs are accumulated on the balance sheet until the contract is completed or substantially completed. Similarly, amounts billed to customers are also deferred until the contract is completed or substantially completed. To the extent that the amount of accumulated costs exceeds the amount of advance (or progress) payments received or billed by the Group, the excess should be reflected on the balance sheet as a current asset, separated from inventory. To the extent that the amount of advance (or progress) payments received or billed by the Group exceeds the amount of accumulated costs, the excess is reflected as a liability on the balance sheet.

In instances where revenues are derived from sales of third-party vendors' products or services and the Group is a principal in the transactions, revenues are recognized on a gross basis and the related costs are recognized within cost of revenues.

e.	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

F-28

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

f.	Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an arms’ length transaction between willing market participants at the measurement date. The applicable financial accounting rules establish a hierarchy for inputs used in measuring fair value. The hierarchy is divided into three levels based on the reliability of inputs:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Group Has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group’s financial assets and liabilities as of June 30, 2015 and December 31, 2014 are measured based on Level 1 inputs.

F-29

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 3 - RESTATEMENT OF THE PREVIOUSLY ISSUED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

The condensed consolidated interim financial statements as of June 30, 2015 and December 31, 2014 and for the six-month periods ended on June 30, 2015 and 2014, respectively, have been restated to reflect correction of errors with respect to: previously unrecognized commissions due to a vendor on revenues that were recognized in 2015, 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in 2015, 2014, 2013 and 2012, and; previously unrecognized commissions due to a third party on cost of revenues that were recognized in 2015 and 2014:

Statements of Comprehensive Income unaudited for the:

	Six-month period ended June 30, 2015
	Previously reported	Adjustments	Restated
	(U.S. dollar in thousands)

Revenues	43,043	(1,888)	41,155
Cost of revenues	22,462	816	23,278
Gross profit	20,581	(2,704)	17,877
Sales and marketing expenses	1,772	362	2,134
General and administrative expenses	686	-	686
Operating income	18,123	(3,066)	15,057
Finance expenses	252	-	252
Income before income tax	17,871	(3,066)	14,805
Income tax expenses	2,767	(225)	2,542
Net and comprehensive income	15,104	(2,841)	12,263

	Six-month period ended June 30, 2014
	Previously reported	Adjustments	Restated
	(U.S. dollar in thousands)

Revenues	16,440	(630)	15,810
Cost of revenues	9,565	(276)	9,289
Gross profit	6,875	(354)	6,521
Sales and marketing expenses	2,086	195	2,281
General and administrative expenses	209	-	209
Operating income	4,580	(549)	4,031
Finance expenses	48	-	48
Income before income tax	4,532	(549)	3,983
Income tax expenses	1,128	(137)	991
Net and comprehensive income	3,404	(412)	2,992

F-30

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 3 - RESTATEMENT OF THE PREVIOUSLY ISSUED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONT.):

Balance Sheets as of (affected line items only):

	June 30, 2015
	Previously reported	Adjustments	Restated
	(Unaudited - U.S. dollar in thousands)

Deferred income tax	953	(476)	477

Accrued expenses and accounts payable with respect to Projects	8,091	1,312	9,403

Progress payments in excess of accumulated costs with respect to projects	2,668	2,758	5,426

Shareholders' Equity	11,331	(3,594)	7,737

	December 31, 2014
	Previously reported	Adjustments	Restated
	(Audited - U.S. dollar in thousands)

Income tax payable	310	(119)	191

Deferred income tax	555	(132)	423

Accrued expenses and accounts payable with respect to Projects	3,568	314	3,882

Progress payments in excess of accumulated costs with respect to projects	4,956	690	5,646

Shareholders' Equity	2,478	(753)	1,725

F-31

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 4 - Related Parties:

One of the Company’s Shareholder owns 100% of Alan Ltd. (“Alan”) which holds a 60% interest in Active Intelligence Labs Ltd. (Israel) (“AIL”). The Company purchased products which are integrated into its innovative tailored solutions aggregated to $180 thousand and $420 thousand from AIL during the years ended December 31, 2015 and 2014, respectively.

In 2014 and 2013, the Company granted Alan, loans aggregated to $555 thousand and $205 thousand, respectively. The loans bear an annual interest of 3.3%, linked to the Israeli consumer price index. The loan to be repaid on demand.

In 2011, the Company declared dividends of 10,760 thousand ($2,833 thousand) New Israeli Shekels ("NIS") of which 15% income tax were withheld (the "Net Amount") and NIS1,140 thousand ($300 thousand) and NIS474 thousand ($125 thousand) paid to the Israeli Tax Authorities in 2013 and 2014, respectively. NIS894 thousand ($197 thousand), NIS1,379 thousand ($231 thousand), NIS2,350 thousand ($817 thousand) and NIS4,523 thousand ($1,163 thousand) of the Net Amount were paid to the shareholders up to 2012, in 2013, 2014 and 2015, respectively.

Additionally, in the second quarter of 2015, the Company declared dividends of NIS23,560 thousand ($6,251 thousand) of which 20% income tax were withheld and outstanding as of June 30, 2015, while the net amounts were paid to the shareholders.

The Company's shareholders have no employment agreements as of the date of the approval of these condensed consolidated interim financial statements. Their compensation's related expenses in the six-month periods ended June 30, 2015 and 2014, amounted to NIS230 thousand ($61 thousand) and NIS201 thousand ($53 thousand) respectively.

F-32

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 5 - Progress payments in excess of accumulated costs with respect to Projects:

	June 30, 2015	December 31, 2014
	(U.S. dollar in thousands)
	Unaudited	Audited
	Restated

Advance payments from customers	7,049	16,685
Prepaid expenses	(1,623)	(11,039)
	5,426	5,646

NOTE 6 - Other:

a.	Non-binding letter of intent:

On June 29, 2015 the Company signed a non-binding letter of intent (“LOI”) with Cambridge Capital Acquisition Corporation (“CAMB”), a public company traded on NASDAQ for a merger, on cash free debt free basis of the Company, whereby the Company's shareholders would receive cash, newly-issued shares of CAMB as well additional shares based on the Company's results in consideration for their shares in the Company.

b.	Litigation:

The Company, its shareholders and a third party entered into an arbitration process in January 2015, following a claim filed with the Tel Aviv Magistrate Court in October 2014 by the third party against the Company and its shareholders (the "Respondents"), contending for entitlement of receipt of accounts and reserving the right to file a monetary claim. The ground of these legal proceedings is a memo of understanding ("MOU") signed in 2002 by the shareholders and the third party's spouse (who passed away in 2013) (the "Spouse"), whereby he transferred $150 thousand to the shareholders to import, market and sell certain products and therefore, as defined in the MOU, he is entitled to 15% of the profits derived from these products. Over the years since 2003 through 2013, the Company on behalf of its shareholders paid the Spouse amounts aggregated to NIS4,512 thousand ($1,187 thousand) which were accounted for as a transaction with shareholders and recorded directly into shareholders' equity.

In April 2015, a counter claim was submitted by the Respondents to the arbitrator contending that the Spouse received an excess amount of NIS1,213 thousand (305$ thousand) and therefore shall be returned to them.

F-33

Ability Computer & Software Industries Ltd.

Note to Condensed Consolidated Interim Financial Statements

NOTE 6 – Other (CONT.):

b.	Litigation (cont.):

The Company and its legal counsel are of the opinion that it is impossible to predict the outcome of these legal proceedings as to their preliminary stage and that the Company shall not be part of these legal proceedings as it was not a party to the MOU.

c.	Income tax:

Commencing on January 1, 2015, the Company has elected the “Preferred Enterprise” program under the amendment of the Israeli Law for the Encouragement of Capital Investments, 1959, whereby the Company will be subject to 9% corporate income tax rate on its Preferred Income generated at Development Area A and 16% corporate income tax rate on its Preferred Income generated at all other areas.

d.	Other:

During 2015, through an internal investigation conducted by the Company, it was discovered that the Company was a victim of fraud from an outside, unrelated third party. The fraud resulted in an unauthorized outgoing transfer to the third party by the Company in the amount of $462 thousand. While the Company has reported the fraud to the police and to its bank, there can be no assurance that the funds will be recovered. Accordingly, the wire transfer amount has been recorded within general and administrative expense in the statement of comprehensive income for the six months period ended June 30, 2015.

F-34